UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)	NAME OF ISSUER (Please type or print)

	Hess Corporation

1(b)	IRS IDENT. NO.

	13-4921002

1(c)	S.E.C. FILE NO.

	1-1204

1(d) 	ADDRESS OF ISSUER	STREET

	1185 Avenue of the Americas


	CITY			STATE				ZIP CODE

	New York		NY				10036

1(e)	TELEPHONE

	AREA CODE		|NUMBER
				|
	212			|997-8500
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2(a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

	Gregory P. Hill


2(b)	IRS IDENT. NO.			2(c) RELATIONSHIP TO ISSUER

					     Officer

2(d)	ADDRESS 		STREET

	1185 Avenue of the Americas


	CITY			STATE				ZIP CODE

	New York		NY				10036
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INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3(a)	Title of the Class of Securities To Be Sold

	Common Stock par value $1.00 per share

3(b)	Name and Address of Each Broker Through Whom the Securities are
	to be Offered or Each Market Maker who is Acquiring the Securities

	National Financial Services LLC
	82 Devonshire Street
	Boston, MA 02109

SEC USE ONLY
Broker-Dealer File Number



3(c)	Number of Shares or Other Units To Be Sold
	(See instr. 3(c))

	12,125

3(d)	Aggregate Market Value
	(See instr. 3(d))

	$998,251.25 (as of close on 11/21/2013)

3(e)	Number of Shares or Other Units Outstanding
	(See instr. 3(e))

	343,401,303

3(f)	Approximate Date of Sale
	(See instr. 3(f))
	(MO.	DAY	YR.)

	Commencing on or after 11/22/2013

3(g)	Name of Each Securities Exchange
	(See instr. 3(g))

	New York Stock Exchange

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INSTRUCTIONS:
1. (a)	Name of issuer
   (b)	Issuer's I.R.S. Identification Number
   (c)	Issuer's S.E.C. file number, if any
   (d)	Issuer's address, including zip code
   (e)	Issuer's telephone number, including area code

2. (a) 	Name of person for whose account the securities are to be sold
   (b) 	Such person's I.R.S. identification number, if such person is an
		entity
   (c)	Such person's relationship to the issuer (e.g., officer, director,
		10% stockholder, or member of immediate family of any of the
		foregoing)
   (d)	Such person's address, including zip code

3. (a)	Title of the class of securities to be sold
   (b)	Name and address of each broker through whom the securities are
		intended to be sold
   (c)	Number of shares or other units to be sold (if debt securities,
		give the aggregate face amount)
   (d)	Aggregate market value of the securities to be sold as of a
		specified date within 10 days prior to the filing of this notice
   (e)	Number of shares or other units of the class outstanding, or if
		debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f)	Approximate date on which the securities are to be sold
   (g)	Name of each securities exchange, if any, on which the securities
		are intended to be sold


TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

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Title of Class

	Common Stock par value $1.00 per share

Date you Acquired

	To be acquired upon exercise of option on unrestricted stock expected to commence on or after 11/22/2013. The exercise and sale of these shares is being made at the direction of Mr. Hill's ex-spouse pursuant to a qualified domestic relations order. Mr. Hill's ex-spouse will retain all proceeds from the sales.

Nature of Acquisition Transaction

	Acquisition of shares from employer pursuant to the S-8 Plan

Name of Person from Whom Acquired
(If gift, also give date donor acquired)

	Hess Corporation

Amount of Securities Acquired

	12,125

Date of Payment

	On or after 11/22/2013

Nature of Payment

	Cash


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INSTRUCTIONS:	If the securities were purchased and full payment therefore
		was not made in cash at the time of purchae, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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Name and Address of Seller

Gregory P. Hill
c/o Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Title of Securities Sold

Common Stock par value $1.00 per share

Date of Sales

9/6/2013 to 11/22/2013

Amount of Securities Sold		Gross Proceeds

38,995					$3,109,821.14

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REMARKS:







INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.



11/22/2013				/s/Gregory P. Hill
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DATE OF NOTICE					(SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION:  International misstatements or omission of facts constitute
	    Federal Criminal Violations (See 18 U.S.C. 1001)
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